UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Relevant Information: Transfer of shares of Bolsillo Digital S.A.U. to Banco Supervielle S.A.

Buenos Aires, August 5, 2021

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

Ref.: RELEVANT FACT – Grupo Supervielle S.A. transfers its shareholding in Bolsillo Digital S.A.U. to Banco Supervielle S.A.

Dear Sirs,

It is hereby reported that, within the framework of the commercial strategy for its payment services, on August 5, 2021, Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), a universal financial services group headquartered in Argentina with a nationwide presence, transferred to its subsidiary Banco Supervielle S.A. its entire shareholding in Bolsillo Digital S.A.U. (“Bolsillo Digital” or “Boldi”) of 97,100,000 ordinary, nominative, non-endorsable shares, with a par value of AR$1 and 1 vote each, for a total price of AR$ 98,919,700 (i.e. AR$ 1.01874047 per share).

Bolsillo Digital S.A.U. is a company incorporated in Argentina and registered with the Registrar of Companies on August 8, 2019 with number 15119 of the Book of Stock Companies No. 96, domiciled at Bartolomé Mitre 434, Autonomous City of Buenos Aires.

Bolsillo Digital is a fintech in the fast-growing industry of means of payment that designs and develops products and services for payment processing and offers solutions to businesses and individuals to facilitate their integration into the digital payment system. Bolsillo Digital carries out its main activity as a provider of payment services, with a focus on the business of payment facilitator, by actively participating in the growth of the acquiring business of Banco Supervielle. Furthemore, Bolsillo Digital seeks to promote digitalization, reduce the use of cash and promote financial inclusion by providing more opportunities to merchants, professionals, SMEs and entrepeneurs.

The aforementioned transfer of shares does not modify the offer of payment services provided to the clients of Grupo Supervielle.

Yours faithfully,

Ana Bartesaghi

Deputy Head of Market Relations

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: August 5, 2021	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer